UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement filed on Form F-3 (File No. 333-177250).

Other Events

In connection with the Company’s previously announced ADS offering, which closed on February 15, 2012, the Company is filing the opinion of Mourant Ozannes, Jersey counsel to the Company, regarding the validity of the ordinary shares (directly or in the form of ADSs) relating to the ADS offering as Exhibit 5.1 to this report on Form 6-K.

Exhibit

5.1	Opinion of Mourant Ozannes regarding the validity of the ordinary shares (directly or in the form of ADSs).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2012	WNS (HOLDINGS) LIMITED

	By:	/s/ Ronald D’Mello
	Name:	Ronald D’Mello
	Title:	General Counsel

EXHIBIT INDEX

5.1	Opinion of Mourant Ozannes regarding the validity of the ordinary shares (directly or in the form of ADSs).

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